BROADHAVEN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	4,152,395
Prepaid expenses		33,376
Deposits		3,526
Total assets	$	4,189,297

LIABILITIES AND MEMBER'S EQUITY

Due to Parent	$	1,692,648
Accounts payable		113,701
Total liabilities	$	1,806,349
MEMBER'S EQUITY	$	2,382,948
Total liabilities and member's equity	$	4,189,297

(The accompanying notes to financial statements are an integral part of these statements)